

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 2, 2009

Mark L. Faupel, Ph.D.
President and Chief Executive Officer
Guided Therapeutics, Inc.
4955 Avalon Ridge Parkway, Suite 300
Norcross, GA 30071

> **Re:** **Guided Therapeutics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Amended November 18, 2009**
> **Form 10-K/A1 for the Fiscal Year Ended December 31, 2008**
> **Filed July 28, 2009**
> **Form 10-Q for the Quarter Ended September 30, 2009**
> **Filed November 12, 2009**
> **File No. 000-22179**

Dear Dr. Faupel:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Share Ownership…, page 5

1.   We note your response to prior comment 13; however, if your affiliates have not yet received the securities to be issued in the reclassification, then it is unclear why your table indicates that such securities are beneficially owned by them.   It is also unclear from your revisions how the current securities holdings of your affiliates will change as a result of the reclassification. Therefore, we reissue prior comment 13.

<u>Proposal No. 2: Approval of an Amendment…, page 9</u>

<u>Background, page 9</u>

2.   Refer to our prior comment 1. We noted your response indicated the shares of
        common stock and warrants to be issued in accordance with the reclassification
        will be newly issued. We also noted "The warrants issued will be recorded at the
        fair value of the equity instruments issued, in accordance with (FASB) ASC 505-
        50-30". While we do not object to your assertion that the warrants should be
        recorded at their fair value, we do not believe the referenced guidance (FASB
        ASC 505-50-30) is applicable since it applies to transactions that involve the
        issuance or receipt of equity instruments *in exchange for goods or services with
        nonemployees.* Please address the following with respect to this transaction:

    ·   Provide us with a detail analysis how you will account for the warrants.

    ·   Provide us with your consideration of how the guidance at FASB ASC 260-
        10-S99-2 and 470-20-40-16 (for reference also see related pre-Codification
        guidance at EITF D-42) impacts your accounting requirements. We note that
        the warrants to be issued in the transaction appear to provide the current series
        A preferred shareholders with substantial additional consideration that could
        encourage them to promptly convert (reclassify) their shares to your common
        stock.

    ·   Provide us with the accounting entries you will make in connection with the
        reclassification.

3.   Please expand your response to prior comment 2 to clarify how the instruction
        you cite is applicable to the reclassification. It is unclear why you characterize
        the reclassification merely as "the issuance of common stock," given your
        disclosure regarding the nature of the transaction, including that the holders of
        your outstanding preferred shares and 2007 notes will no longer hold those
        securities after the reclassification. It is similarly unclear how you concluded that
        the information required by Item 13 is immaterial, given your disclosure on page
        9 regarding the elimination of "substantial debt" if the reclassification is
        approved.

4.   Regarding your response to comment 4:

    ·   It remains unclear what impact, if any, your "past due" notes described in
        your Form 10-Q for the period ended September 30, 2009 had on your
        decision to simplify your capital structure. Therefore, we reissue that part of
        prior comment 4;

· If the reclassification is simply another step you believe is necessary to simplify your capital structure and you have already taken steps toward that end, please disclose the previous steps and how those steps relate to this proposal. For example, we note from your Form 8-K filed September 4, 2009 and response to prior comment 11 that all of your outstanding notes have been converted to one class. We also note from your response to prior comment 8 that, after all notes were converted to a single class, the agreement governing that class was amended to provide for an automatic conversion feature; and

· We note the disclosure regarding how the material terms of the plan were determined. Expand to clarify how you determined to issue warrants to the preferred stockholders, the number of warrants you would issue, and reduce the exercise prices of the warrants held by the noteholders. Also, if you discussed these terms with your security holders, please disclose the nature and extent of those discussions.

The Warrants, page 10

5.   Refer to our prior comments 5 and 16. We noted your response indicated "(you) believe the provisions inherent in (FASB) ASC Topic 815 do not have any impact on this transaction. Per ASC 815-10-15 paragraph 13, contracts which involve an entity's own equity are not included under the scope of ASC 815…". We do not believe the guidance you referenced precludes FASB ASC 815 from being applicable accounting guidance for your warrants. We note the guidance you reference refers to "certain" contracts involving an entity's own equity which we do not believe contemplates warrants. As previously requested, please provide us with an analysis of the impact of the guidance at FASB ASC 815 on how you will value, present and account for the warrants to be issued in the reclassification. Note your response should address the following:

· whether the freestanding warrants are derivatives that need to be accounted for at fair value with changes in fair value recorded in earnings under FASB ASC 815-10-15-13 through 15-139 (also see related pre-Codification guidance at paragraphs 6 to 9 of FAS 133) and

· whether any of the freestanding warrants that meet the definition of a derivative qualify for the scope exception outlined at FASB ASC 815-10-15-74 (for reference also see related pre-Codification guidance at paragraph 11(a) of FAS 133). Please include an analysis in your response of whether the warrants would be included in stockholders' equity under FASB ASC 815 (also see related pre-Codification guidance at EITF 00-19).

Treatment of the 2007 Notes in the Recapitalization Plan, page 11

6.   We note your response to prior comment 8. Given that you previously filed the original agreement governing the 2007 Notes, please also file the amended version of that agreement with your next applicable Exchange Act filing. Also disclose the reasons for seeking and obtaining the amendment that added the automatic conversion feature.

Effects of the Recapitalization Plan, page 12

7.   Refer to our prior comment 10. Please quantify for us the pro forma impact on your financial statements of proposal No. 2's approval. As previously requested, please revise the filing to provide pro forma financial information that gives effect to any material impact (including the pending change in dollar amounts of your capital structure and earnings or loss per share) that will result from approval of the proposal. Refer to Article 11 of Regulation S-X for guidance.

8.   We note your response to comment 12; however, you disclose on page 11 of your Form 10-Q for the quarterly period ended September 30, 2009 that you have 25,784,484 warrants outstanding as of September 30, 2009. Please reconcile this amount with your table on page 12 of your proxy statement.

Proposal No.4, page 17

Leased Employees, page 17

9.   We note that UHY leased auditing staff who were full time, permanent employees of Advisors that performed both auditing and non-auditing services. Please tell us the following:

   ·   Define what you mean by "Advisors" and revise this filing to explain the term.

   ·   Also explain your relationship, if any, with the aforementioned Advisors.

   ·   Further, please have your accountant (UHY) explain to us the nature of the non-auditing services that UHY's partners are providing to you using the aforementioned Advisors' employees and have UHY confirm their arrangement with Advisors (including the use of their employees) meets PCAOB's auditing and related professional standards.

Mark L. Faupel, Ph.D.
Guided Therapeutics, Inc.
December 2, 2009
Page 5

Director Compensation, page 19

10.   Please expand your revisions added in response to prior comment 15 to disclose
       by footnote the assumptions made in the valuation of the option awards you
       reported. See Instruction to Item 402(n)(2)(v) and (vi), made applicable by
       Instruction to Item 402(r). Also tell us, with a view toward disclosure, why the
       different numbers appear in the table for your directors, given that the paragraph
       preceding the table indicates that all of your directors receive the same amount of
       compensation.

Form 10-K/A1 for the Fiscal Year Ended December 31, 2008

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

4. Stockholders' Equity

Warrants

11.   Refer to our prior comment 16. Please note the matters outlined in our reissued
       prior comment 5 when you revise your future filings to clearly disclose how the
       accounting and presentation for your warrants complies with FASB ASC Topic
       815 (also see SFAS 133 and EITF 00-19).

Form 10-Q for the Quarter Ended September 30, 2009

Financial Statements, page 3

Notes to Condensed Consolidated Financial Statements, page 6

12.   We see you included references to legacy U.S. GAAP in the notes to your
       financial statements. When preparing future filings please note that financial
       statements for interim and annual periods ending after September 15, 2009 should
       reference the FASB ASC.

13.   Refer to our prior comment 18. As previously requested, please tell us (in detail,
       please quantify) the impact of your adoption of FSP APB 14-1 (also see FASB
       ASC 470-20) on your financial statements. Tell us how you complied with the
       guidance at FASB ASC 470-20-65-1(c) as well as the disclosure requirements at
       FASB ASC 470-20-50-3 through 6.

       As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to

provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman at (202) 551-3645 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3641 with any other questions.

Sincerely,

Geoff Kruczek
Senior Attorney

cc: John E. Zamer
        Jones Day